Exhibit 99.1

MMTEC, Inc. Regains Compliance with Nasdaq Minimum Bid Price Deficiency

HONG KONG, November 8, 2023 /PRNewswire/ -- MMTEC, Inc. (NASDAQ: MTC) (“MMTEC”, “we”, “our” or the “Company”), a China-based technology company that provides access to the U.S. financial markets, today announced that the Company received a notification letter (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with the Nasdaq’s minimum bid price requirement and that the matter is closed.

As previously disclosed, MMTec, Inc. (the “Company”), received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) on June 27, 2023, indicating that the Company was not in compliance with Nasdaq Rule 5550(a)(2) (the “Bid Price Rule”), as the closing bid price for the Company’s common stock had been below $1.00 per share for the preceding 30 consecutive business days. In accordance with the Nasdaq Listing Rules, the Company was provided a compliance period of 180 calendar days, or until December 26, 2023, to regain compliance with the Bid Price Rule.

On November 7, 2023, the Company received a written notification from the Staff of Nasdaq, notifying the Company that for the preceding 16 consecutive business days, from October 16, 2023 to November 6, 2023, the closing bid price of the Company’s common stock was equal to or greater than the $1.00 per share minimum requirement. Accordingly, the Company has regained compliance with the Bid Price Rule and the matter is closed.

About MMTEC, Inc.

Headquartered in Hong Kong Special Administrative Region, our Company mainly focuses on investment banking and asset management business, providing customers with one-stop and all-round financial services.

More information about the Company can be found at: www.haisc.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Jessie Chang, jessie@haisc.com, +86 10 5617 2312